Maxim Group LLC

405 Lexington Ave

New York, NY 10174

December 19, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Joshua Shainess

Re:

Dolphin Entertainment, Inc.

Registration Statement on Form S-1

Filed June 29, 2017, as amended

File No. 333-219029

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement on Form S-1 (the “Registration Statement”), and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), as the underwriters in the offering of units, with each unit consisting of one share of common stock and one warrant to purchase one share of common stock, of Dolphin Entertainment, Inc. (the “Company”), pursuant to such Registration Statement (the “Offering”), we hereby join the Company in requesting that the effective date for such Registration Statement be accelerated so that it will be declared effective at 5:00 p.m., Eastern Time, on December 20, 2017, or as soon thereafter as practicable.

Please be advised that during the period from October 10, 2017 to the date of this letter, the preliminary prospectus, dated October 10, 2017, the preliminary prospectus, dated December 5, 2017 and the preliminary prospectus, dated December 15, 2017 (the “Preliminary Prospectuses”), in connection with the Registration Statement were distributed approximately as follows:

Copies to underwriters:	2
Copies to prospective dealers:	12
Copies to prospective institutional investors:	55
Copies to prospective retail investors:	165
Total	234

Copies of the Preliminary Prospectuses were available to anyone requesting the same at the offices of the underwriters.

We confirm that the underwriters participating in the Offering have complied with, and will continue to comply with, the requirements of Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended.

Very truly yours,

MAXIM GROUP LLC

By:	/s/ Clifford A. Teller
Name: Clifford A. Teller
Title: Head of Investment Banking, Executive Managing Director